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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)
                      -------------------------------------

                            EGREETINGS NETWORK, INC.
                                (Name of Issuer)

                            EGREETINGS NETWORK, INC.
                        (Name of Person Filing Statement)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                    282343102
                      (CUSIP Number of Class of Securities)
                      ------------------------------------

                            Egreetings Network, Inc.
                                 Andrew J. Moley
                            149 New Montgomery Street
                             San Francisco, CA 94105
                                 (415) 375-4100
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)
                        ---------------------------------

                                 With a copy to:
                             Kenneth Guernsey, Esq.
                                Jamie Chung, Esq.
                               Cooley Godward LLP
                         One Maritime Plaza, 20th Floor
                             San Francisco, CA 94111
                                 (415) 693-2000

        This statement is filed in connection with (check the appropriate box):

        a. [ ] The filing of solicitation material or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

        b. [ ] The filing of a registration statement under the Securities Act of 1933.

        c. [X] A tender offer.

        d. [ ] None of the above.

        Check the following box if the soliciting materials or information statement refereed to in checking box (a) are preliminary copies: [ ]

        Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
     Transaction Valuation*                           Amount of Filing Fee
    ------------------------                         ----------------------
          $30,829,435                                        $6,166

* Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase at $0.85 per share, pursuant to the Offer To Purchase, of all 33,007,900 shares of common stock (the "Shares") of Egreetings Network, Inc. outstanding as of January 29, 2001 and 2,817,720 Shares issuable upon exercise of certain options and 444,304 Shares issuable upon exercise of certain warrants.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,166     Filing Party: AmericanGreetings.com, Inc. and
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                                                 American Pie Acquisition Corp.

Form or Registration No: TO-T      Date Filed:   February 12, 2001

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                                  INTRODUCTION

        This Amendment No. 2 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Egreetings Network, Inc., a Delaware corporation ( "Egreetings"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the tender offer by American Pie Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of AmericanGreetings.com, Inc., a Delaware corporation ("AmericanGreetings.com"), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Egreetings, at a purchase price of $0.85 per share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Purchaser's Offer To Purchase, dated February 12, 2001 (the "Offer To Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9, dated February 12, 2001, and as amended on February 26, 2001, March 2, 2001 and March 13, 2001, (as amended, the "Schedule 14D-9"). Pursuant to General Instruction F to Schedule 13E-3, information contained in the
Schedule 14D-9 is expressly incorporated by reference in response to the items of this Schedule 13E-3, and information contained in the Tender Offer Statement on Schedule TO by Purchaser with the Securities and Exchange Commission on February 12, 2001, as amended on February 26, 2001 and March 13, 2001, is hereby expressly incorporated by reference in response to the items of this Schedule 13E-3. All such information incorporated by reference is hereby expressly adopted by Egreetings. In addition, this Amendment No. 2 to Schedule 13E-3 hereby amends and supplements Item 16 of the Schedule 13E-3.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS

        Item 16 is hereby amended and supplemented by adding the following thereto:

(a)(6) Press Release issued by Egreetings on March 12, 2001 (incorporated by reference to Exhibit (a)(10) to Amendment No. 2 to the Schedule TO of the Purchaser filed March 13, 2001).

(a)(7) Press Release issued by AmericanGreetings.com on March 12, 2001 (incorporated by reference to Exhibit (a)(9) to Amendment No. 2 to the Schedule TO of the Purchaser filed March 13, 2001).



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                                    SIGNATURE


        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       EGREETINGS NETWORK, INC.


                                       By: /s/ Andrew J. Moley
                                           -------------------------------------
                                           Andrew J. Moley
                                           Chief Executive Officer
                                           and President

Dated: March 13, 2001



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